Filed by Pinnacle Foods Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844

PRESS RELEASE

Pinnacle Foods Announces that the Condition for the Redemption of
All of Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp.’s
Outstanding $350,000,000 5.875% Senior Notes due 2024
Has Not Yet Been Satisfied

PARSIPPANY, N.J. – October 22, 2018

Pinnacle Foods Inc. (“Pinnacle Foods”) today provided an update regarding the notice of conditional full redemption dated October 5, 2018 (the “Notice of Redemption”) to redeem all 5.875% Senior Notes due 2024 (the “Notes”) of Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. (together, the “Issuers”). An aggregate principal amount of $350,000,000 of the Notes is currently outstanding and the redemption price would equal 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, but excluding, the Redemption Date (all capitalized terms as defined in the Notice of Redemption). The redemption of the Notes is conditioned (the “Acquisition Condition”) upon the consummation of the acquisition (the “Acquisition”) of Pinnacle Foods by Conagra Brands, Inc. (“Conagra”) pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of June 26, 2018, among Pinnacle Foods, Conagra Brands, Inc. and Patriot Merger Sub Inc. (the “Acquisition Agreement”).

Pinnacle Foods today announced that the Acquisition Condition will not be satisfied or waived by the Issuers on or prior to October 23, 2018. Pinnacle Foods will hold a meeting of its stockholders to vote to approve the Acquisition Agreement on October 23, 2018. As contemplated in the Notice of Redemption, the Issuers have delayed the Redemption Date until October 24, 2018 (as it may be further delayed as described below, the “Revised Redemption Date”). In the Issuers’ sole discretion, the Revised Redemption Date may be delayed until the consummation of the Acquisition, or the redemption of the Notes may not occur and the Notice of Redemption may be rescinded in the event that the Acquisition Agreement is terminated or the Acquisition is otherwise not consummated by December 4, 2018 (the date that is 60 days following the date of the Notice of Redemption).

5.875% Senior Secured Notes due 2024
CUSIP: 72347Q AL7
ISIN: US72347QAL77

Contact

For further information, please contact:

Jennifer Halchak
Email: jennifer.halchak@pinnaclefoods.com
Telephone: (973) 541-6620

Cautionary Statement Regarding Forward Looking Statements

This document may contain statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain “forward-looking information.” Among other things, these forward-looking statements may include statements regarding the proposed combination of Pinnacle Foods and Conagra; our beliefs relating to value creation as a result of a potential combination with Conagra; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Pinnacle Foods’ and Conagra’s future beliefs, expectations, plans, intentions, financial condition or performance.  The words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements.  These statements are made based on management’s current expectations and beliefs concerning future events and various assumptions and are not guarantees of future performance.  Actual results may differ materially as a result of various factors, some of which are beyond our control, including but not limited to: general economic and business conditions, deterioration of the credit and capital markets, industry trends, our leverage and changes in our leverage, interest rate changes, changes in our ownership structure, competition, the loss of any of our major customers or suppliers, changes in demand for our products, changes in distribution channels or competitive conditions in the markets where we operate, costs of integrating acquisitions, loss of our intellectual property rights, fluctuations in price and supply of raw materials, seasonality, our reliance on co-packers to meet our manufacturing needs, availability of qualified personnel, changes in the cost of compliance with laws and regulations, including environmental laws and regulations, the timing and likelihood of completion of the Acquisition, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the possibility that Pinnacle Foods’ stockholders may not approve the Acquisition, the possibility that the expected synergies and value creation from the Acquisition will not be realized or will not be realized within the expected time period, the risk that the businesses of Pinnacle Foods and Conagra will not be integrated successfully, disruption from the Acquisition making it more difficult to maintain business and operational relationships, the risk that unexpected costs will be incurred, the possibility that the Acquisition does not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the Securities and Exchange Commission (the “SEC”) as well as Conagra’s filings, including its Form 10-K, with the SEC.  There may be other factors that may cause our actual results to differ materially from the forward-looking statements.  We assume no obligation to update the information contained in this document except as required by applicable law."

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Conagra and Pinnacle Foods will be submitted to Pinnacle Foods’ stockholders for their consideration. In connection with the proposed transaction, Conagra has filed with the SEC a registration statement on Form S-4 on July 25, 2018, as amended on August 31, 2018 and September 13, 2018 (the “Amended Registration Statement”) (which Amended Registration Statement was declared effective on September 17, 2018), which includes a final prospectus with respect to shares of Conagra common stock to be issued in the proposed transaction, and Pinnacle Foods has filed the definitive proxy statement filed with the SEC on September 17, 2018 (as supplemented by the Form 8-K filed by Pinnacle Foods with the SEC on September 27 2018, the “Definitive Proxy Statement”) and mailed it to its stockholders beginning on September 18, 2018. Both Pinnacle Foods and Conagra may file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Conagra or Pinnacle Foods may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE AMENDED REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Amended Registration Statement and the Definitive Proxy Statement and other relevant materials and any other documents filed or furnished by Conagra or Pinnacle Foods with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Amended Registration Statement and the Definitive Proxy Statement from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.

Participants in Solicitation

Conagra, Pinnacle Foods, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Conagra’s directors and executive officers is set forth in its definitive proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on August 9, 2018, and information about Pinnacle Foods’ directors and executive officers is set forth in its definitive proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2018. These documents are available free of charge from the sources indicated above, and from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Amended Registration Statement, the Definitive Proxy Statement and other relevant materials Conagra and Pinnacle Foods file with the SEC.